                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D/A


                                AMENDMENT NO. 4


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Hugoton Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock (without par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   444-613
      -----------------------------------------------------------------
                               (CUSIP Number)


                            Thomas R. Denison, Esq.
                          GIBSON, DUNN & CRUTCHER LLP
                       1801 California Street, Suite 4100
                           Denver, Colorado  80202
                               (303) 298-5700
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of
                        Person Authorized to Receive
                         Notices and Communications)
                                June 17, 1997
      -----------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box:

Check  the following  box  if  a fee  is being  paid with  the statement:

                                 SCHEDULE 13D/A

CUSIP NO. 444-613



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Corporation
      I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,293,441
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,293,441

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,293,441

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.56%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO.  444-613



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Secured Energy Assets Fund, Limited Partnership
      I.R.S. Identification No. 06-1232433
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 089324 20 6



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund V, Limited Partnership.
      I.R.S. Identification No.: 06-1295657
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     891,698
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     891,698

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      891,698

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      4.52%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

    This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") relates to shares of the common stock, no par value ("Common Stock"), of Hugoton Energy Corporation, a Kansas corporation (the "Company") and amends the Amendment No. 3 to Schedule 13D, filed on April 21, 1997, which amended prior filings on February 26, 1997, January 28, 1997, and the original filing on September 7, 1995 (the original filing being referred to herein as the "1995 Filing"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 1995 Filing.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 is hereby deleted and replaced with the following:

         As described in Item 6 below, FRSEA and Fund V entered into a Stock Purchase Agreement (the "Purchase Agreement"), dated June 17, 1997, with Belco Oil & Gas Corp., a Nevada corporation, pursuant to which FRSEA agreed to sell 1,692,896 shares of Common Stock (all of its remaining Common Stock holdings), and Fund V agreed to sell 1,247,104 shares of Common Stock, for an aggregate of 2,940,000 shares, at a purchase price of $10.50 per share. A copy of the Purchase Agreement is attached hereto as Exhibit K.

         The Reporting Parties intend to consider further offers to dispose of the remaining shares of Common Stock beneficially owned by them.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5(a) is hereby amended by adding the following paragraphs:

         As of the date of this Amendment No. 4, the Reporting Parties and other persons identified in Item 2 are the beneficial owners of the Company Common Stock in the numbers and percentages set forth in the table below.

                                                                      NUMBERS OF SHARES
                            REPORTING PARTY                           BENEFICIALLY OWNED
           --------------------------------------------------         ------------------
           FRSEA . . . . . . . . . . . . . . . . . . . . . .                   0
           Fund V  . . . . . . . . . . . . . . . . . . . . .             891,698
           First Reserve (1) . . . . . . . . . . . . . . . .           1,293,441
           Jonathan S. Linker (2)(3) . . . . . . . . . . . .              28,500
           William E. Macaulay (2)(3)  . . . . . . . . . . .               5,000

---------------

         (1)    Includes shares beneficially owned by Fund V.
         (2) Includes 5,000 shares issuable upon the exercise of options granted pursuant to the Company's Nonemployee Directors' Stock Option Plan.
         (3) The Reporting Parties disclaim beneficial ownership of these shares.

         The shares listed as beneficially owned by First Reserve are owned of record and beneficially by Fund V, AmGO and AmGO II. First Reserve is the managing general partner of each of FRSEA, Fund V, AmGO and AmGO II. Through their ownership of shares of First Reserve, William E. Macaulay and John A. Hill may be deemed to share beneficial ownership of the shares of Common Stock shown as owned by First Reserve. Messrs. Macaulay and Hill disclaim beneficial ownership of such shares.

         Item 5(b) is hereby amended by adding the following paragraphs:

                 Fund V shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all Shares held by it with its managing general partner, First Reserve. The Reporting Parties and other persons identified in Item 2 have the following powers with respect to the Company Common Stock they beneficially own:

                                                      SOLE         SHARED             SOLE             SHARED
                                                     VOTING        VOTING           DISPOSITIVE       DISPOSITIVE
                     REPORTING PARTY                 POWER          POWER             POWER             POWER
        ---------------------------------------      -------     -------------      -----------       -----------
        FRSEA . . . . . . . . . . . . . . . . .             0            0                 0                  0
        Fund V  . . . . . . . . . . . . . . . .             0      891,698                 0            891,698
        First Reserve (1) . . . . . . . . . . .             0    1,293,441                 0          1,293,441
        Jonathan S. Linker (2)(3) . . . . . . .        28,500            0            28,500                  0
        William E. Macaulay(2)(3) . . . . . . .         5,000            0             5,000                  0

--------------

         (1)    Includes ownership of Fund V.
         (2) Includes 5,000 shares issuable upon the exercise of options granted pursuant to the Company's Nonemployee Directors' Stock Option Plan.
         (3) The Reporting Parties disclaim beneficial ownership of these shares.

         Item 5(c) is hereby amended by adding the following paragraph:

                 In two separate market transactions, FRSEA sold 10,000 shares of Common Stock at a price of $11.00 per share in a trade placed on May 30, 1997, and 25,000 shares at a price of $11.00 per share in a trade placed on June 2, 1997.

                 As described in Item 6 below, pursuant to a negotiated transaction which resulted in the execution of the Purchase Agreement (attached as Exhibit K) on June 17, 1997, FRSEA agreed to sell 1,692,896 shares of Common Stock (all of its remaining Common Stock holdings), and Fund V agreed to sell 1,247,104 shares of Common Stock, for an aggregate of 2,940,000 shares, at a purchase price of $10.50 per share.

         Item 5(e) is hereby amended by adding the following paragraph:

                 As of June 17, FRSEA and Fund V each ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

         Item 6 is hereby amended by adding the following:

                 On June 17, 1997, FRSEA and Fund V entered into the Purchase Agreement with Belco Oil & Gas Corp., a Nevada corporation, pursuant to which FRSEA agreed to sell 1,692,896 shares of Common Stock (all of its remaining Common Stock holdings), and Fund V agreed to sell 1,247,104 shares of Common Stock, for an aggregate of 2,940,000 shares, at a purchase price of $10.50 per share. A copy of the Purchase Agreement is attached hereto as Exhibit K.

ITEM 7.  EXHIBITS

Exhibit A                  Agreement Concerning Filing of Schedule 13D.

Exhibit K                  Stock Purchase Agreement, dated June 17, 1997, by
                           and between FRSEA, Fund V, and Bellco Oil & Gas Corp.

                                   EXHIBIT A

                 AGREEMENT CONCERNING FILING OF SCHEDULE 13D/A

                 First Reserve Secured Energy Assets Fund, Limited Partnership, a Delaware limited partnership ("FRSEA"), First Reserve Fund V, Limited Partnership, a Delaware limited partnership ("Fund V"), and First Reserve Corporation, a Delaware corporation ("First Reserve"), pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, hereby agree to the joint filing with the other Reporting Parties on behalf of each of them of a statement on Schedule 13D with respect to a Common Stock, without par value, of Hugoton Energy Corporation and that this agreement be included as an exhibit to such joint filing.

                 FRSEA, Fund V and First Reserve separately acknowledge that they are each responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning them contained therein. No party to this Agreement is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

                 This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                 Dated as of the 17th day of June, 1997.

                         First Reserve Secured Energy Assets Fund,
                         Limited Partnership, a Delaware limited
                         partnership

                         By: First Reserve Corporation, a Delaware corporation, as managing general partner

                                          /s/  Elizabeth Foley
                         -------------------------------------------------------

                         Name:    Elizabeth Foley
                         Title:   Managing Director

                         First Reserve Fund V, Limited Partnership, a Delaware limited partnership

                         By: First Reserve Corporation, as managing general partner

                                          /s/  Elizabeth Foley
                         -------------------------------------------------------
                         Name:    Elizabeth Foley
                         Title:   Managing Director

                         First Reserve Corporation, a Delaware corporation

                                          /s/  Elizabeth Foley
                         -------------------------------------------------------
                         Name:    Elizabeth Foley
                         Title:   Managing Director

                                   EXHIBIT K

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 17th day of June, 1997 by and between First Reserve Secured Energy Assets Fund, Limited Partnership, a Delaware limited partnership ("FRSEA"); and First Reserve Fund V, Limited Partnership, a Delaware limited partnership ("Fund V", and collectively with FRSEA "Sellers"), and Belco Oil & Gas Corp., a Nevada corporation ("Buyer").

                                    RECITALS

         1. Sellers own in excess of 2,940,000 shares of the common stock, no par value of Hugoton Energy Corporation, a Kansas corporation (the "Company").

         2. Sellers desire to sell to Buyer 2,940,000 shares of common stock of the Company (the "Shares"), and Buyer desires to acquire the Shares on the terms and conditions hereinafter set forth.

                                   AGREEMENT

         NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties hereto covenant and agree as follows:

1.       AGREEMENT TO SELL AND AGREEMENT TO PURCHASE.

         1.1. Purchase of Shares from Shareholders. On the terms and subject to the conditions set forth herein, Sellers hereby sell, transfer, convey, assign and deliver to Buyer, free and clear of all liens, pledges, encumbrances and claims whatsoever, and Buyer hereby purchases, acquires and accepts from Sellers all the Shares. Sellers shall deliver to Buyer certificates representing the Shares, duly endorsed for transfer at the Closing (as defined in Section 1.3 hereof).

         1.2. Further Assurances. From time to time after the Closing, Sellers and Buyer, and each of their respective affiliates, will execute and deliver to the other party such instruments of sale, transfer, conveyance, assignment and delivery, consents, assurances, powers of attorney and other instruments as may be reasonably requested by counsel for Buyer or Sellers in order to vest in Buyer all right, title and interest of Sellers in and to the Shares and otherwise in order to carry out the purpose and intent of this Agreement.

         1.3. Closing. The closing (the "Closing") of the transactions herein contemplated shall take place at the offices of Sellers, 475 Steamboat Road, Suite 200, Greenwich, Connecticut and be effective as of 10:30 a.m., local time, on June 20, 1997 or such earlier time and date as the Sellers are prepared to deliver the certificates for the Shares (the "Closing Date"). All actions taken and all documents delivered at the Closing shall be deemed to have occurred simultaneously.

2.       CONSIDERATION TO BE PAID BY BUYER.

         2.1. Purchase Price for Shares. The purchase price for the Shares shall be paid to Sellers at the Closing in an amount ("Purchase Price") equal to $30,870,000. The Purchase Price shall be payable by wire transfer to accounts and in the amounts designated in writing by Sellers prior to the Closing.

3.       REPRESENTATIONS AND WARRANTIES OF SELLERS.

         As of the date hereof Sellers severally represent and warrant to Buyer that:

         3.1. Authorization of Agreement. Sellers have all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and all other agreements and instruments to be executed by Sellers in connection herewith have been duly executed and delivered by Sellers, have been effectively authorized by all necessary action, corporate or otherwise, and constitute legal, valid and binding obligations of Sellers, as the case may be.

         3.2. Agreement Not in Breach of Other Instruments. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any material agreement, indenture or other instrument to which Sellers are a party or by which they are bound, either of Sellers' Limited Partnership Agreements, any judgment, decree, order or award of any court, governmental body or arbitrator, or any law, rule or regulation applicable to Sellers.

         3.3. Ownership of Shares. The Shares are owned beneficially and of record by Sellers, and are being transferred to Buyer free and clear of all liens, mortgages, pledges, security interests, restrictions, agreements with respect to voting, prior assignments, encumbrances and claims of any kind or nature whatsoever. No Shares are subject to any restriction with respect to their transferability (other than restrictions on transfer under applicable federal and state securities laws).

         3.4. Regulatory Approvals. All consents, approvals, authorizations, permits, and other requirements prescribed by law, rule or regulation, including any third party consents, which must be obtained or satisfied by the Sellers and which are necessary for the execution and delivery by Sellers of this Agreement and the documents to be executed and delivered by Sellers in connection herewith have been obtained and satisfied.

         3.5. No Other Representations. Sellers are not making any representation or warranty, express or implied, of any nature whatsoever, except as specifically set forth in this Agreement and the other documents executed in connection herewith.

4.       REPRESENTATIONS AND WARRANTIES OF BUYER.

         As of the date hereof Buyer represents and warrants to Sellers that:

         4.1. Authorization of Agreement. Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and all other documents or instruments herein contemplated to be executed in connection herewith have been duly executed and delivered by Buyer, have been effectively authorized by all necessary action, corporate or otherwise, and constitute legal, valid and binding obligations of Buyer.

         4.2. Agreement Not in Breach of Other Instruments. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any material agreement, indenture or other instrument to which Buyer is a party or by which it is bound, Buyer's Articles of Incorporation or Bylaws, any judgment, decree, order or award of any court, governmental body or arbitrator, or any law, rule or regulation applicable to Buyer.

         4.3. Investment Intent. Buyer is acquiring the Shares for its own account and with the intention as of the date hereof of holding the Shares for purposes of investment. Buyer acknowledges that the Shares have not been registered under the Securities Act of 1933, or any state securities laws. Buyer has no intention as of the date hereof of selling the Shares in a public distribution in violation of federal securities laws or any applicable state securities laws.

         4.4. Regulatory and Other Approvals. All consents, approvals, authorizations, permits, and other requirements prescribed by any law, rule or regulation, including any third party consents, which must be obtained or satisfied by Buyer and which are necessary for the execution and delivery by Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement have been obtained and satisfied.

         4.5. No Other Representations. Buyer is not making any representation or warranty, express or implied, of any nature whatsoever, except as specifically set forth in this Agreement and the other documents executed in connection herewith.

5.       CERTAIN UNDERSTANDINGS AND AGREEMENTS OF THE PARTIES.

         5.1. Transfer of Demand Registration Right. Seller will use commercially reasonable efforts to promptly obtain the consent of the Company and any other required party to the assignment to Buyer of Sellers' Independent Registration Rights under the Registration Rights Agreement with the Company dated September 7, 1995, on terms which are reasonably satisfactory to Buyer, provided that Sellers shall not be required to pay any cash or other consideration to Company in connection with obtaining such consent.

6.       DOCUMENTS TO BE DELIVERED AT CLOSING.

         6.1. Closing Documents Delivered by Sellers. Buyer shall receive at the Closing the following documents, dated as of the Closing Date:

                 6.1.1. Stock certificates representing the Shares, duly endorsed for transfer.

                 6.1.2. A Certificate of Sellers which reaffirms that the representations and warranties in Article 3 are true and correct as of the Closing Date.

                 6.1.3. Any other documents, certificates, or instruments contemplated by this Agreement to be delivered by Sellers to Buyer.

         6.2. Closing Documents Delivered by Buyer. Sellers shall receive at the Closing the following documents, dated as of the Closing Date:

                 6.2.1. The wire transfer of the Purchase Price as specified in Section 2.1.

                 6.2.2. A Certificate of Buyer which reaffirms that the representations and warranties in Article 4 are true and correct as of the Closing Date.

                 6.2.3. Any other documents, certificates, or instruments contemplated by this Agreement to be delivered by Buyer to Sellers.

7.       MISCELLANEOUS.

         7.1. Assignability and Parties in Interest. This Agreement shall inure to the benefit of and be binding upon Buyer and Sellers and their respective permitted successors and assigns. Buyer may assign the right to purchase the Shares to any corporation or partnership controlled by Buyer provided that Buyer remains jointly obligated for the fulfillment of the terms hereof.

         7.2. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE.

         7.3. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, which may be in the form of a facsimile of an original signature, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

         7.4. Indemnification for Brokerage. Buyer and Sellers each represent and warrant that, each will be responsible for the payment of their own investment banking, broker or finder fees to any individual or entity which has acted on its behalf in connection with this Agreement or the transactions contemplated hereby and shall indemnify and hold harmless the other party for any claims or demands arising from or related to any such relationship.

         7.5. Publicity. Sellers and Buyer agree that press releases and other announcements to be made by any of them with respect to the transactions contemplated hereby shall be issued only after the other party to this agreement has had the opportunity to review and consult the party issuing such release or announcement. Notwithstanding the foregoing, Sellers and Buyer may respond to inquiries relating to this Agreement and the transactions contemplated hereby by the press, securities analysts, employees, or customers without any notice or further consent of the other parties hereto.

         7.6. Complete Agreement. This Agreement and the documents delivered pursuant to this Agreement contain or will contain the entire agreement between the parties hereto with respect to the transactions contemplated herein and shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments, and understandings.

         7.7. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         7.8. Severability. Any provision of this Agreement which is invalid, illegal, or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality, or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal, or unenforceable in any other jurisdiction.

         7.9. Expenses of Transactions. Except as otherwise specifically provided in this Agreement, fees, costs and expenses incurred by Buyer or Sellers in connection with the transactions contemplated by this Agreement shall be borne by the party incurring the same.

         7.10. Submission to Jurisdiction. Each of the parties hereto irrevocably consents that any legal action or proceeding against it or any of its property with respect to this Agreement or any other agreement executed in connection herewith may be brought in any court of the State of New York (located in New York City), any federal court of the United States of America located in New York City, or both, and by the execution and delivery of this Agreement each party hereto hereby accepts with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.



                           [INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned duly execute this Agreement as of the date first written above.

SELLERS:

FIRST RESERVE SECURED ENERGY ASSETS FUND,
LIMITED PARTNERSHIP, a Delaware limited partnership

By:  First Reserve Corporation
Its:  Managing General Partner

By:              /s/
         ---------------------------------------------------
Name:
Title:


FIRST RESERVE FUND V, LIMITED PARTNERSHIP, a Delaware limited partnership

By:   First Reserve Corporation
Its:  Managing General Partner

By:              /s/
         ---------------------------------------------------
Name:
Title:


BUYER:

BELCO OIL & GAS CORP.,
a Nevada corporation

By:              /s/
         ------------------------------------------
Name:
Title:

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the statement of Schedule 13D is true, complete and correct.

Dated:  June 17, 1997

                                  First Reserve Secured Energy Assets Fund,
                                  Limited Partnership, a Delaware limited
                                  partnership

                                  By: First Reserve Corporation, a Delaware corporation, as managing general partner

                                                   /s/  Elizabeth C. Foley
                                  ----------------------------------------------
                                  Name:    Elizabeth Foley
                                  Title:   Managing Director


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the statement of Schedule 13D is true, complete and correct.

Dated:  June 17, 1997.

                                  First Reserve Fund V, Limited Partnership, a Delaware limited partnership

                                  By:      First Reserve Corporation, as
                                           managing general partner

                                                   /s/  Elizabeth C. Foley
                                  ----------------------------------------------
                                  Name:    Elizabeth Foley
                                  Title:   Managing Director

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the statement of Schedule 13D is true, complete and correct.

Dated:  June 17, 1997.

                                  First Reserve Corporation

                                                   /s/  Elizabeth C. Foley
                                  ----------------------------------------------
                                  Name:    Elizabeth Foley
                                  Title:   Managing Director





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